                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-68895

 THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND
                                MAY BE CHANGED.

                  Subject to Completion. Dated April 1, 1999.
           Prospectus Supplement to Prospectus dated March 31, 1999.

                                $
                       (VULCAN MATERIALS COMPANY LOGO)

                                            $              % Notes due
                                            $              % Notes due

                             ----------------------

     Vulcan Materials Company is offering two series of notes that will pay
interest on           and           of each year. Vulcan will make the first
interest payment on           , 1999. Vulcan will issue the notes only in
denominations of $1,000 and integral multiples of $1,000.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                    Per                   Per
                                                  % Note      Total     % Note      Total
                                                  ------      -----     ------      -----
Initial public offering price..................         %     $               %     $
Underwriting discount..........................         %     $               %     $
Proceeds, before expenses, to Vulcan...........         %     $               %     $

     The initial public offering prices set forth above do not include accrued
interest, if any. Interest on the notes will accrue from           , 1999 and
must be paid by the purchaser if the notes are delivered after           , 1999.

                             ----------------------

     The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New
York, New York on           , 1999.

GOLDMAN, SACHS & CO.
               MERRILL LYNCH & CO.
                               CREDIT SUISSE FIRST BOSTON
                                            MORGAN STANLEY DEAN WITTER
                             ----------------------

                  Prospectus Supplement dated April   , 1999.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the prospectus, gives more general information, some of which may not apply to the notes. If the description of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

               SUMMARY INFORMATION ABOUT VULCAN MATERIALS COMPANY
                                AND SUBSIDIARIES

     The following is a summary of our business. It does not contain all the information that may be important to you. Before you decide to invest in any notes, you should read the information in this section, together with the more detailed information and financial data contained elsewhere in this prospectus supplement, in the accompanying prospectus, and in documents and financial statements that we have incorporated by reference in the accompanying prospectus.

      We are the nation's leading producer of construction aggregates, a major producer of other construction materials and a leading chemicals manufacturer, supplying chloralkali and other industrial chemicals. We operate through two business segments, construction materials and chemicals. For the year ended December 31, 1998, we generated revenues of $1.776 billion and segment earnings of $376.6 million.

      In January 1999, we acquired the outstanding common stock of CalMat Co. for $740 million in cash. We also agreed to assume CalMat debt and incurred acquisition costs for a total of $218 million. The acquisition further solidifies our position as the nation's largest producer of construction aggregates. In the discussion of our business set forth below, where we have presented financial data that gives effect to our acquisition of CalMat, we have assumed that we completed our acquisition of CalMat on December 31, 1998 for balance sheet data and on January 1, 1998 for income statement data. Unless we state otherwise, in discussing our construction materials segment, we have included CalMat's business.

      Our business strategy is to strengthen further our leading position in the construction aggregates industry and to maintain profitable growth in the chemicals business.

                         CONSTRUCTION MATERIALS SEGMENT

      We are the largest producer of construction aggregates in the United States. Our aggregates business consists primarily of the production and sale of crushed stone, sand and gravel, rock asphalt, and crushed slag. In addition to construction aggregates, we produce asphalt mix, ready-mix concrete, and recycled concrete and provide services related to asphalt and paving construction. On a pro forma basis, after giving effect to our acquisition of CalMat, sales of these products and services would have accounted for approximately 73% of our 1998 revenues.

      We sell our products in 20 states, primarily in the Southeast, Midwest, Southwest, and Western regions of the United States. We operate 190 aggregates plants, 51 asphalt plants, 35 ready-mix concrete plants, and numerous other production and distribution facilities.

      Before giving effect to the acquisition of CalMat, we shipped a record 180 million tons of aggregates in 1998, surpassing our 1997 record of 167 million tons. After giving effect to the acquisition of CalMat, we would have shipped 212 million tons of aggregates in 1998.

      We have the largest quantity of aggregates reserves in the industry. Our estimated reserves of aggregates, including CalMat's reserves, totaled 9.2 billion tons at the end of 1998, sufficient for over 40 years of operations at current production levels.

      Construction aggregates are employed in virtually all types of construction, including highway construction and maintenance and the production of asphalt mix and ready-mix concrete. During the last five years, slightly over half of our aggregates production was used in the construction and maintenance of highways, roads, streets, and other public works, including public buildings. The remainder was used in housing construction, in nonresidential, commercial and industrial facilities, as railroad ballast, and in non-construction uses such as agriculture and various industrial applications.

      Our business strategy for our construction materials segment focuses on preserving and strengthening our leadership positions in existing markets, pursuing profitable growth in current and new market areas, maintaining a strong reserve position, reducing production costs, and achieving strong performance in safety, health, and environmental stewardship and community relations. During 1998, we acquired six quarries in Georgia, Illinois, and Tennessee and began production at newly developed aggregates operations in Alabama, Georgia, and Indiana. In the first quarter of 1999, we purchased five quarries in Arkansas, four in Georgia, and two in North Carolina in addition to the CalMat acquisition.

      In 1998, our construction materials segment realized cost savings from capital investments made to upgrade equipment and improve operating efficiencies. We are also realizing significant cost savings from our redesigned procurement process.

      The addition of CalMat's assets to ours creates the first coast-to-coast construction aggregates company in the nation, selling products in 20 southeastern, mid-western, southwestern, and western states from Virginia to California. The acquisition is expected to increase our share of aggregates sales in the United States to approximately 8%. We also expect the acquisition to generate cost savings from the exchange of best practices, improved purchasing practices, reduced selling and administrative costs, and a larger capital base.

      In June 1998, a $216 billion, six-year transportation authorization, the Transportation Equity Act for the 21st Century, or TEA-21, was signed into law. TEA-21 should provide a solid underpinning for the aggregates business over the next six years. Compared to expenditures under the previous transportation act of 1991, average annual federal highway spending is expected to increase 53% in states served by us and 35% in other states. Highway construction accounts for approximately 34% of our aggregates shipments, excluding CalMat, and almost one-third of highway construction is funded by federal highway spending. As a result, TEA-21's boost to federal highway spending alone is expected to increase average annual United States aggregates demand by 5% to 6% over 1997.

      In the past, increases in federal spending have been matched by similar increases in state highway spending, though with a time lag. The impact of state matching will depend on the amount and timing of the matching, as well as the specifics of states' administration of highway programs. Assuming states match at historical levels, we believe TEA-21 will increase average annual aggregates demand in markets we serve by 8% to 10% over 1997.

      In 1998, 1997 and 1996, our construction materials segment, excluding CalMat, generated revenues of $1,158.6 million, $1,051.0 million, and $961.9 million, respectively, and segment earnings of $307.4 million, $229.3 million, and $197.3 million, respectively. After giving effect to our acquisition of CalMat, our construction materials segment would have generated revenues of $1,671.4 million in 1998 and segment earnings of $352.3 million for the same period.

      Our construction materials segment, excluding CalMat, contributed approximately 65%, 63%, and 61% to our consolidated revenues for 1998, 1997, and 1996, respectively. Excluding CalMat, we derived approximately 82%, 75%, and 68% of our segment earnings from our construction materials segment for 1998, 1997, and 1996, respectively. On a pro forma basis, after giving effect to the CalMat acquisition, our construction materials segment would have contributed approximately 73% to our consolidated revenues for 1998 and 84% to our segment earnings for 1998.

                               CHEMICALS SEGMENT

      Our chemicals segment is organized into two business units: the chloralkali business unit and the performance systems business unit.

CHLORALKALI BUSINESS UNIT

      The chloralkali business unit produces chlorine, caustic soda, hydrochloric acid, potassium chemicals, and chlorinated organic chemicals. These products are marketed in North America, the Far East, and Western Europe. Principal end markets for these products include the chemical processing, energy, environmental services, refrigerants, polymers, food and pharmaceuticals, metal cleaning, pulp and paper, cleaning chemicals, textiles, and water management industries. The chloralkali business unit operates three chemical plants and maintains distribution terminals throughout the United States.

      Our strategy for the chloralkali business is to enhance profitability by maximizing production facility operating rates, expanding core businesses, and entering new markets.

PERFORMANCE SYSTEMS BUSINESS UNIT

      The performance systems business unit offers specialty and custom chemical products, services, technologies, and manufacturing capabilities to a number of industries including pulp and paper, textiles, and water management.

      The performance systems business unit is the largest North American producer of sodium chlorite and a leading provider of systems for generating chlorine dioxide. It also manufactures the broadest product line of phosphonates of any commercial producer in the United States. Performance systems markets its products in North and South America, the Far East, and Western Europe.

      Performance systems' strategy is to broaden its product lines to better serve target industries, integrate acquired businesses, and expand into international markets.

      In 1998, 1997 and 1996, our chemicals segment generated revenues of $617.8 million, $627.6 million, and $607.0 million, respectively, and segment earnings of $69.2 million, $75.8 million, and $94.7 million, respectively. Before giving effect to our acquisition of CalMat, the chemicals group contributed approximately 35%, 37%, and 39% to our consolidated revenues and approximately 18%, 25%, and 32% to our segment earnings for 1998, 1997, and 1996, respectively. On a pro forma basis, after giving effect to the CalMat acquisition, our chemicals segment would have contributed approximately 27% to our consolidated revenues for 1998 and 16% to our segment earnings for 1998.

                      RECENT DEVELOPMENTS IN OUR BUSINESS

CONSTRUCTION MATERIALS

      In January 1999, we acquired CalMat Co. CalMat manufactures and sells construction materials, including aggregates, asphalt mix, and ready-mix concrete. It operates 29 aggregates processing plants, 34 asphalt plants, and 30 ready-mix concrete plants in California, Arizona, and New Mexico. CalMat also owns, leases, manages, and sells industrial office buildings and undeveloped property.

      For the year ended December 31, 1998, CalMat generated revenues of $512.8 million. At December 31, 1998, CalMat had total assets of $690.5 million and total debt of $155.9 million. Over the next two years, we expect to divest CalMat real estate which is not being used in the construction materials business.

CHEMICALS

      In June 1998, we formed a joint venture with Mitsui & Co., Ltd. to construct and operate a new chloralkali plant and to expand ethylene dichloride, or EDC, capacity at our Geismar, Louisiana facility. EDC is a critical material used in the manufacture of vinyl and polyvinyl chloride products. We own 51% of the joint venture, and Mitsui owns 49%. We plan to contribute our existing EDC plant to the joint venture and invest an additional $90 million. Mitsui will buy all of the EDC produced by the joint venture. We expect the joint venture to begin production in the second quarter of 2000.

                                USE OF PROCEEDS

      We estimate that we will receive approximately $ from the sale of the notes, after deducting estimated underwriting discounts and offering expenses. We intend to use the net proceeds from the sale of the notes to retire a corresponding amount of short-term commercial paper borrowings that we incurred in connection with the acquisition of CalMat in the first quarter of 1999. These borrowings bear interest at an effective rate of approximately 5% per year, and they mature on various dates, the latest of which is April 30, 1999.

                       RATIO OF EARNINGS TO FIXED CHARGES

      Our ability to generate earnings to pay our fixed charges is shown below. These computations include us and our subsidiaries, but do not include CalMat Co.

                                 YEAR ENDED DECEMBER 31,
                             --------------------------------
                             1998   1997   1996   1995   1994
                             ----   ----   ----   ----   ----
Ratio of Earnings to Fixed
  Charges..................  18.9   17.8   16.0   13.3   7.9

      We have computed our ratio of earnings to fixed charges for each period by dividing earnings by fixed charges for that period. For purposes of these computations, we calculated "earnings" by adding our pre-tax income, our fixed charges and the amount we amortize for capitalized interest, and we then subtracted the credits we take for capitalized interest. We determined "fixed charges" by adding the interest we pay on our indebtedness, one-third of all our rental expenses, and the amount we amortize for debt financing costs. One-third of all our rental expenses is the approximate portion that represents interest.

      On a pro forma basis after giving effect to our acquisition of CalMat and our sale of the notes, as if both events were completed as of January 1, 1998, our ratio of earnings to fixed charges for the year ended December 31, 1998 would have been 6.2.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 1998 and as adjusted to give effect to our acquisition of CalMat, the proposed sale of $400 million of notes, and the application of the proceeds from the sale of notes (without deducting approximately $3 million in estimated expenses). We derived the actual data in this table from our audited consolidated financial statements for the year ended December 31, 1998, which we have incorporated by reference into the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998. We prepared the pro forma financial data based on the audited financial statements of CalMat for the year ended December 31, 1998 and the unaudited pro forma combined financial statements of us and CalMat, both of which we incorporated by reference into the accompanying prospectus by reference to our Current Report on Form 8-K/A, dated January 6, 1999 (filed March 19, 1999). You should read the financial data below in conjunction with these financial statements and the explanatory notes to these financial statements. In particular, you should read the notes to the unaudited pro forma combined financial statements included in our Form 8-K/A for an explanation of the assumptions we used to prepare the pro forma data below.

                                                                   DECEMBER 31, 1998
                                                   -------------------------------------------------
                                                                    PRO FORMA          PRO FORMA
                                                                       FOR               AFTER
                                                                   ACQUISITION      GIVING EFFECT TO
                                                     ACTUAL         OF CALMAT         THE OFFERING
                                                   ----------   -----------------   ----------------
                                                                   ($ IN THOUSANDS)
Short-Term Debt:
  Current portion of long-term debt..............  $    5,432      $     5,432         $    5,432
  Notes payable..................................       2,353            2,550              2,550
  Commercial paper(a)............................          --          680,000            280,000(b)
                                                   ----------      -----------         ----------
     Total short-term debt.......................  $    7,785      $   687,982         $  287,982
                                                   ----------      -----------         ----------
Long-Term Debt:
  Medium term notes..............................  $   56,000      $    56,000         $   56,000
  CalMat long-term debt at fair market
     value(c)....................................          --          128,730            128,730
  Pollution control revenue bonds, other.........      20,533           20,533             20,533
  Notes offered hereby...........................          --               --            400,000
                                                   ----------      -----------         ----------
     Total long-term debt........................  $   76,533      $   205,263         $  605,263
                                                   ----------      -----------         ----------
  Shareholders' Equity...........................  $1,153,700      $ 1,153,700         $1,153,700
                                                   ----------      -----------         ----------
       Total Capitalization......................  $1,238,018      $ 2,046,945         $2,046,945
                                                   ==========      ===========         ==========

---------------

(a) Shortly after the CalMat acquisition, Vulcan paid off CalMat bank borrowings in the amount of $90 million by issuing a corresponding amount of commercial paper.

(b) Assumes the repayment of commercial paper in the amount of $400 million using the proceeds (without deducting expenses) of the proposed offering of $400 million of notes.

(c) Under purchase accounting, the book value of the CalMat debt of $118.2 million was adjusted to reflect fair market value.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

      The following table sets forth selected historical and pro forma consolidated financial data for us and our subsidiaries as of the dates and for the periods set forth below. The pro forma financial data gives effect to our acquisition of CalMat, the proposed sale of $400 million of notes, and the application of the net proceeds from the sale of notes as if these events had occurred on December 31, 1998 in the case of balance sheet data and January 1, 1998, in the case of income statement data. We derived the historical balance sheet data and income statement data from our audited consolidated financial statements. We incorporated our consolidated financial statements as of and for the years ended December 31, 1998, 1997 and 1996 in the accompanying prospectus by reference to our annual report to shareholders, which is incorporated in our Annual Report on Form 10-K for the year ended December 31, 1998. We prepared the pro forma financial data based on the audited financial statements of CalMat for the year ended December 31, 1998 and the unaudited pro forma combined financial statements of us and CalMat, both of which we incorporated by reference into the accompanying prospectus by reference to our Current Report on Form 8-K/A, dated January 6, 1999 (filed March 19, 1999). You should read the financial data below in conjunction with these financial statements and the explanatory notes to these financial statements. In particular, you should read the notes to the unaudited pro forma combined financial statements included in our Form 8-K/A for an explanation of the assumptions we used to prepare the pro forma data below. The information in the table below reflects a three-for-one split of our common stock which was effected on March 10, 1999.

                            PRO FORMA(A)                             HISTORICAL
                            ------------   --------------------------------------------------------------
                                                       YEAR ENDED DECEMBER 31,
                            -----------------------------------------------------------------------------
                                1998          1998         1997         1996         1995         1994
                            ------------   ----------   ----------   ----------   ----------   ----------
                                                 ($ IN THOUSANDS, EXCEPT PER SHARE)
INCOME STATEMENT DATA:
Net sales.................   $2,289,212    $1,776,434   $1,678,581   $1,568,945   $1,460,974   $1,253,360
Cost of goods sold........    1,644,213     1,226,764    1,199,453    1,115,442    1,044,710      985,198
                             ----------    ----------   ----------   ----------   ----------   ----------
    Gross profit..........      644,999       549,670      479,128      453,503      416,264      268,162
Selling, general &
  administrative
  expense.................      246,268       198,956      190,446      175,128      159,829      125,036
Other operating costs.....       24,199         7,851        5,112        3,887        6,347        5,526
                             ----------    ----------   ----------   ----------   ----------   ----------
    Earnings from
      operations..........      374,532       342,863      283,570      274,488      250,088      137,600
Interest income...........        7,532         6,654        3,190        3,179        1,099        1,224
Interest expense..........       50,968         6,782        6,914        8,636       11,099        9,821
Total other income
  (charges), net(b).......       36,029        32,109       20,655       16,549       18,333       16,903
                             ----------    ----------   ----------   ----------   ----------   ----------
    Income before
      income taxes........      367,125       374,844      300,501      285,580      258,421      145,906
Provision for income
  taxes...................      117,480       118,936       91,356       96,985       92,181       47,930
                             ----------    ----------   ----------   ----------   ----------   ----------
    Net income............   $  249,645    $  255,908   $  209,145   $  188,595   $  166,240   $   97,976
                             ==========    ==========   ==========   ==========   ==========   ==========
Net diluted earnings per
  share...................   $     2.44    $     2.50   $     2.03   $     1.79   $     1.54   $     0.89
BALANCE SHEET DATA:
Total cash and cash
  equivalents.............   $   26,478    $  180,568   $  128,566   $   50,816   $   21,869   $    7,717
Net working capital
  exclusive of debt and
  cash items(c)...........      274,587       193,028      161,291      158,105      174,783      166,614
Total assets..............    2,667,215     1,658,611    1,449,246    1,320,645    1,215,794    1,181,144
Short-term debt...........      287,982         7,785        9,062        8,310       10,639       47,466
Long-term debt............      605,263        76,533       81,931       85,535       90,278       97,380
Shareholders' equity......    1,153,700     1,153,700      991,497      883,664      796,638      731,629
Total capitalization......    2,046,945     1,238,018    1,082,490      977,509      897,555      876,475
CASH FLOW DATA:
Net cash provided by
  operations..............   $  352,116    $  362,596   $  345,814   $  345,532   $  266,456   $  208,259
Capital expenditures......      267,006       203,258      161,238      151,767      109,174      100,090
Payment of dividends......       79,507        70,015       63,622       58,399       51,849       48,109
Purchase of treasury
  stock...................       65,003        65,003       43,060       45,182       50,148       28,612
OTHER DATA:
Ratio of earnings to fixed
  charges.................          6.2x         18.9x        17.8x        16.0x        13.3x         7.9x
Debt to total capital.....         43.6%          6.8%         8.4%         9.6%        11.2%        16.5%
Depreciation, depletion
  and amortization........   $  190,658    $  137,792   $  129,217   $  121,257   $  116,997   $  112,666

---------------
(a) The pro forma calculations reflect interest expense on the proposed sale of $400 million of notes at an interest rate of 5.96%. This rate differs from the 5.5% rate that we used in the January 6, 1999 (filed March 19, 1999) 8-K/A to calculate interest related to the financing of the CalMat acquisition.

(b) Includes earnings from our Mexican joint venture accounted for under the equity method and net gains or losses on disposition of assets in the normal course of business.

(c) Excludes accrued interest associated with debt.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

      We are the nation's leading producer of construction aggregates, a major producer of other construction materials and a leading chemicals manufacturer, supplying chloralkali and other industrial chemicals. In this section, we discuss and analyze the results of operations and financial condition of us and our subsidiaries on a consolidated basis. You should read this discussion and analysis in connection with the financial information included in our consolidated financial statements and the related notes which are incorporated in the accompanying prospectus.

      The information presented in this section reflects a three-for-one split of our common stock which was approved by our board of directors on February 12, 1999. The stock split was effected on March 10, 1999. Unless we state otherwise, the information presented in this section for 1998 does not reflect our acquisition of CalMat.

                             RESULTS OF OPERATIONS
      Our 1998 net sales, net earnings and earnings per share were at record levels. Our net earnings and diluted earnings per share for 1998 were $255.9 million and $2.50, respectively. The comparable 1997 net earnings and diluted earnings per share were $209.1 million and $2.03, respectively. Our net sales in 1998 were $1.776 billion, up from the 1997 total of $1.679 billion. Our pretax earnings in 1998 totaled $374.8 million, up 25% from the 1997 amount of $300.5 million.

CONSTRUCTION MATERIALS

      1998 VS. 1997. For the sixth consecutive year, net sales by our construction materials segment surpassed previous records. Net sales of the segment for 1998 totaled $1.159 billion, a 10% increase from net sales in 1997. The results of the construction materials segment for 1998 reflect an 8% increase in shipments and a 4% rise in the average unit selling price of crushed stone, the segment's principal product. $70.0 million of the total increase in net sales of $107.6 million was related to increased volume and $37.6 million was due to higher prices.

      Earnings for our construction materials segment for 1998 were a record $307.4 million before interest expense and income taxes, a 34% increase from $229.3 million for 1997. This increase reflects the favorable effects of higher crushed stone shipments and prices, as well as increased earnings from other products. This information is summarized below (in millions of dollars):

                      CONSTRUCTION MATERIALS 1998 VS. 1997

1997 earnings......................  $229
                                     ----
Higher volume/prices -- crushed
  stone............................    58
Higher earnings -- other
  products.........................    14
Gains on asset sales...............    11
All other..........................    (5)
                                     ----
1998 earnings......................  $307
                                     ====

CHEMICALS

      1998 VS. 1997. Net sales by our chemicals segment for 1998 decreased 2% to $617.8 million from the record 1997 level of $627.6 million. Higher prices for caustic soda were more than offset by lower volumes and prices for chlorine and some chlorine derivatives.

      Earnings of our chemicals segment for 1998 decreased 9% to $69.2 million from $75.8 million for 1997. Excluding the impact of asset sales and environmental provisions, earnings for our chemicals segment for 1998 were 2% above earnings for 1997. Higher caustic soda prices and lower raw material costs offset lower volumes and prices for chlorine and some derivative products and lower earnings by our performance systems business unit. This information is summarized below (in millions of dollars):

                            CHEMICALS 1998 VS. 1997

1997 earnings.........................  $76
                                        ---
Chloralkali sales prices/raw
  materials...........................   27
Chloralkali sales volumes.............  (13)
Asset sales/environmental
  provisions..........................   (8)
All other.............................  (13)
                                        ---
1998 earnings.........................  $69
                                        ===

SELLING, ADMINISTRATIVE AND GENERAL EXPENSES

      Our selling, administrative and general expenses of $199.0 million in 1998 increased 4% from $190.4 million in 1997. In addition to normal salary increases, this increase reflects expenditures associated with several projects designed to enhance operations and reduce future costs throughout our business.

OTHER INCOME

      Our other income, net of other charges, was $32.1 million in 1998 compared with $20.7 million in 1997. This increase principally reflects gains on sales of assets and higher earnings from our joint venture that supplies limestone from Mexico to the U.S. Gulf Coast market.

INCOME TAXES

      Our effective tax rate was 31.7% in 1998, up from 30.4% in 1997. This increase reflects a lesser impact of adjustments related to tax audits for prior years.

1999 OUTLOOK

      With regard to our outlook for 1999, our starting point is the assumption that moderate growth in gross domestic product and the favorable impact of TEA-21 will continue to provide a healthy economic environment for construction activity in the United States. We think that the market for construction aggregates should remain strong overall. We believe that demand in most major construction end-use markets should equal or exceed 1998 levels, with the exception of residential construction, which may decline modestly. Based on this outlook, we expect earnings for 1999 in our construction materials segment, before the inclusion of CalMat, to exceed our results in 1998. We believe that CalMat will increase earnings of our construction materials segment, but this increase will be offset by higher interest expense related to the acquisition.

      In 1999, we expect our chemicals segment to face a challenging year. It is difficult to forecast the performance of the chemicals segment because of uncertainties regarding the Asian economies and related effects on the global economy and because of expected additional chloralkali industry capacity. Both caustic soda and chlorine prices may be lower than in 1998. Based on our current view, we expect earnings for our chemicals segment in 1999 to fall significantly below earnings in 1998.

      We have a high level of confidence in the outlook for our construction materials segment. However, the volatile outlook for our chemicals segment makes it difficult to project 1999 results for the chemicals segment and for our company as a whole. If the chemicals segment's markets stabilize, our net earnings and earnings per share could approximate our record results for 1998. On the other hand, a continued deterioration in the chemicals segment's markets would likely lead to a slight decline in our earnings.

                        LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

      The amount of net cash generated by our operating activities in 1998 reached a record high for the fourth year in a row. The amount of net cash was $362.6 million in 1998, compared to $345.8 million in 1997. Net cash provided by our construction materials segment increased to $270.4 million in 1998, a 6% increase from 1997, while net cash provided by our chemicals segment was relatively flat at $86.4 million. We used our cash flows to fund capital requirements internally, reduce long-term debt, and return $135.0 million to our shareholders through dividends and share repurchases.

      Our cash expenditures for property, plant and equipment, excluding acquisitions, were $203.3 million in 1998, up $42.1 million compared to 1997. Our cash spending for acquisitions, including amounts attributable to working capital and other items on our balance sheet, totaled $24.9 million in 1998 compared with $12.1 million in 1997.

      Our policy is to pay out a reasonable share of net cash provided by operating activities as dividends, consistent with the payout record of past years on average and consistent with the goal of maintaining debt ratios within prudent and generally acceptable limits. Additionally, we believe that purchases of our stock frequently may represent an attractive long-term investment and an attractive means of returning cash to our shareholders. We intend to continue buying shares when appropriate based on prevailing market conditions, our cash position, and our long-term capital requirements.

WORKING CAPITAL

      The working capital available to us, exclusive of debt, cash, cash equivalents, and short-term investments, totaled $193.0 million at December 31, 1998, up $31.7 million from the amount at December 31, 1997. This increase was primarily due to an increase in sales.

      Our current ratio of assets to liabilities increased to 2.7 in 1998 compared to 2.3 in 1997, primarily due to a higher cash balance.

PROPERTY ADDITIONS

      The amount of property we added to our operations, including acquisitions, totaled $230.3 million in 1998, up 26.5% from $182.0 million in 1997. Property additions included $18.6 million related to acquisitions and $8.4 million of accruals related to property.

      We continued to increase spending in our construction materials and chemicals segments. Within the construction materials segment, in 1998 we acquired six stone quarries in Georgia, Illinois and Tennessee and began production at newly developed aggregates operations in Alabama, Georgia, and Indiana. During the first quarter of 1999, we purchased five quarries in Arkansas, four in Georgia, and two in North Carolina in addition to the CalMat acquisition. Property additions within our chemicals segment included initial spending for a joint venture with Mitsui & Co. announced in June. In addition to contributing our existing EDC plant, we will invest a total of approximately $90 million in the joint venture, with the majority of this funding to be provided in 1999.

      Our commitments for capital expenditures were $32.4 million at December 31, 1998, excluding expenditures for CalMat and Mitsui. We will use a combination of short-term and long-term borrowing in addition to internally generated cash flows to cover the commitments mentioned above.

SHORT-TERM BORROWINGS AND INVESTMENTS

      We were a net short-term investor during 1998 as our short-term investments reached a peak of $219.8 million and totaled $166.8 million at year end.

      In acquiring CalMat in January 1999, we liquidated all of our short-term investments and issued $590.0 million of commercial paper. Shortly after the CalMat acquisition, we issued an additional $90.0 million of commercial paper to repay CalMat's bank debt of $90.0 million. Our policy is to maintain unused bank lines of credit and/or committed credit facilities at least equal to our outstanding commercial paper. We maintained unsecured bank lines of credit totaling $225.0 million at the end of 1998. Consistent with our policy, we entered into a syndicated credit facility in the amount of $550.0 million effective in January 1999, which resulted in our total domestic lines of credit being increased to $775.0 million. We intend to use the proceeds of the offering of the notes to repay some of these short-term borrowings. Concurrent with the closing of the CalMat acquisition, Standard & Poor's Ratings Group lowered our commercial paper rating from A-1+ to A-1, while Moody's Investors Service, Inc. maintained its rating at the P-1 level.

      After giving effect to the short-term financing related to the CalMat acquisition, the note offering and the application of net proceeds from the note offering, we are confident that our expected cash flow during 1999 will provide us with adequate liquidity to meet our financial commitments for 1999 without incurring material additional indebtedness.

LONG-TERM BORROWINGS

      During 1998, we reduced our total long-term obligations by $5.4 million to $76.5 million. During the three-year period ended December 31, 1998, our long-term obligations decreased cumulatively by $13.8 million from the $90.3 million outstanding at December 31, 1995.

      During the same three-year period, our shareholders' equity, net of common stock purchases of $153.3 million and dividends of $192.0 million, increased by $357.1 million to $1,153.7 million.

      In the future, the ratio of our total debt to our total capital will depend upon specific investment and financing decisions. Nonetheless, we believe our cash-generating capability, along with our financial strength and business diversification, can reasonably support a ratio of 35% to 40%. The actual ratio at the end of 1998 was 6.8%. At December 31, 1998, CalMat had $115 million of senior notes outstanding with maturities beginning in December 2003 through December 2011. On a pro forma basis after giving effect to the debt we assumed in connection with the CalMat acquisition, our ratio of total debt to total capital at the end of 1998 would have been 43.6%. Our ratio may increase further if we obtain additional financing in connection with acquisitions and other attractive investment opportunities which we continue to actively pursue.

      The note offering will result in an increase in long-term debt and a corresponding decrease in short-term borrowings.

      Effective with the closing of the CalMat acquisition, Standard & Poor's Ratings Group lowered our long-term debt rating to A+ from AA-, while Moody's Investors Service, Inc. maintained its rating at the A1 level.

                            DESCRIPTION OF THE NOTES

     The following description of the two series of notes supplements the more general description of the debt securities that appears in the accompanying prospectus. You should read this section together with the section entitled "Description of Debt Securities" in the prospectus. If there are any inconsistencies between this section and the prospectus, you should rely on the information in this section.

      The      % notes and the      % notes will each:

- be debt securities as described in the accompanying prospectus;

- mature on               and               , respectively ;

- bear interest at a rate of      % per year and      % per year, respectively;

- be limited to $          million aggregate principal amount and $
  million aggregate principal amount, respectively;

- be issued under an indenture dated as of May 1, 1991 between us and The Bank of New York, and represent a new and separate series under the indenture;

- be our unsecured and unsubordinated debt;

- rank equally with all of our existing and future unsecured and unsubordinated debt; and

- be issued in registered book-entry form only, in denominations of $1,000 or integral multiples of $1,000.

      Holders of the notes will not be permitted to convert the notes into our common stock or to exchange the notes for our common stock. We will not be permitted to redeem the notes prior to their maturity. We will not be required to make any sinking fund payments to retire the notes prior to maturity.

      We will pay interest on the notes semi-annually on                and
               of each year to the persons in whose names the notes are
registered at the close of business on the preceding                and
               , respectively. We will make the first interest payment on
          , 1999, and interest will begin to accrue from           , 1999.

                RANKING OF THE NOTES COMPARED TO OUR OTHER DEBT

      Payment of principal and interest on the notes will rank;

- junior to all of our currently existing and future secured debt;

- equally with all of our currently existing and future unsecured and unsubordinated debt and guaranteed debt; and

- senior to all of our future subordinated debt.

      As of December 31, 1998, on a pro forma basis, after giving effect to the sale of the notes, the application of net proceeds from the sale, and our acquisition of CalMat, we would have had approximately:

- $8.8 million of secured debt that would have ranked senior to the notes; and

- $484.4 million of debt and guaranteed debt that would have ranked equally with the notes.

      We had no debt as of December 31, 1998 that would have ranked junior to the notes.

  STRUCTURAL SUBORDINATION OF THE NOTES TO THE OBLIGATIONS OF OUR SUBSIDIARIES

      The notes will be our obligations exclusively, and they will not be obligations of our subsidiaries. Because we conduct a significant amount of our operations through subsidiaries, our cash flow and consequent ability to meet our debt obligations, including the notes, partially depend on the earnings of our subsidiaries and the distribution or other payment of those earnings to us. In addition, as a result of our corporate structure, the notes will be effectively subordinated to all the obligations, including debt, of our subsidiaries. Our subsidiaries including CalMat, currently have $120.5 million in debt which would rank structurally senior to the notes. We expect eventually to transfer to subsidiaries substantially all of our assets and operations.

                DISCHARGE OF OUR OBLIGATIONS THROUGH DEFEASANCE

      The accompanying prospectus describes how we may be discharged from our obligations under the notes by depositing cash or other securities with the trustee.

                             RESTRICTIVE COVENANTS

      We have agreed to restrict our and our subsidiaries' activities for the benefit of the holders of the notes. These restrictions limit our and our subsidiaries' ability to incur secured debt and to engage in sale and leaseback transactions. These restrictions are summarized in the accompanying prospectus and are set forth in full in the indenture. The indenture does not contain restrictions that would limit our or our subsidiaries' ability to issue additional unsecured debt or to engage in highly leveraged transactions.

                          BOOK-ENTRY FORM OF THE NOTES

      The notes will be delivered in book-entry form as described in the accompanying prospectus.

                                  UNDERWRITING

      Vulcan and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters                                                  Principal Amount   Principal Amount
------------                                                  of % Notes-----    of % Notes-----
Goldman, Sachs & Co.........................................     $                  $
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Credit Suisse First Boston Corporation......................
Morgan Stanley & Co. Incorporated...........................
                                                                 ----------         ----------
             Total..........................................     $                  $
                                                                 ==========         ==========

                             ----------------------

      Notes sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold
at a discount from the initial public offering price of up to      % and      %
of the principal amount of the      % notes and the      % notes, respectively.
Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public
offering price of up to      % and      % of the principal amount of the      %
notes and the      % notes, respectively. If all the   % notes and the   % notes
are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

      The notes are new issues of securities with no established trading market. Vulcan has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

      In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

      Vulcan estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $580,000.

      Vulcan has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                       LEGAL OPINION REGARDING THE NOTES

      William F. Denson, III, our Senior Vice President-Law and Secretary, will issue a legal opinion on our behalf about the validity of the notes offered by this prospectus supplement. As of February 28, 1999, Mr. Denson beneficially owned 24,003 shares of our common stock, held awards of 10,890 shares of our common stock under a long-range performance share plan, held stock options for the purchase of 77,775 shares of our common stock under a long-term incentive plan, and held 31,905 shares of our common stock under a thrift plan for salaried employees. Covington & Burling, Washington, DC, has advised us, and Alston & Bird LLP, Atlanta, Georgia, has advised the underwriters, with regard to various matters related to the notes and this prospectus supplement. Alston & Bird LLP also acts as our counsel from time to time in various matters.

                                    EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated in the accompanying prospectus by reference, and have been so incorporated in reliance on the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of CalMat Co. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated in the accompanying prospectus by reference to our Current Report on Form 8-K/A dated January 6, 1999 and filed March 19, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the accompanying prospectus, including the documents we incorporate by reference, contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings, or levels of capital expenditures. Statements to the effect that we or our management "anticipate," "believe," "estimate," "expect," "plan," "predict," or "project" a particular result or course of events, or that a result or event "should" occur, and other similar expressions, identify these forward-looking statements. These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports we periodically file with the Securities and Exchange Commission. These risks, uncertainties, and assumptions may cause our actual results or performance to be materially different from those expressed or implied by the forward-looking statements. We caution prospective investors that forward-looking statements are not guarantees of future performance and that actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements.

                                  $700,000,000

                            VULCAN MATERIALS COMPANY

                                Debt Securities

                           -------------------------

     Vulcan Materials Company may from time to time sell up to $700,000,000 aggregate principal amount of debt securities. We will provide the specific terms of each offering of debt securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                    This prospectus is dated March 31, 1999.

                       INFORMATION ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this process, we may sell the debt securities described in this prospectus in one or more offerings up to a total principal amount of $700,000,000. This prospectus provides you with a general description of the debt securities we may offer. Each time we offer to sell debt securities, we will provide a supplement to the prospectus that will contain specific information about the terms of that particular offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read carefully both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information About Us."

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You can also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     Our common stock is listed on the New York Stock Exchange. You can inspect the reports and other information we file at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" into this prospectus information contained in the documents we file with the SEC. This means that we can disclose important information to you by referring you to our SEC filings. The information contained in our SEC filings is an important part of this prospectus. Because this information is important, you should read it before you invest in any debt securities. We are incorporating by reference the following documents which we have filed with the SEC (file number 1-4033):

          1. Our annual report on Form 10-K for the year ended December 31, 1998; and

          2. Our current reports on Form 8-K dated January 6, 1999 (as amended March 19, 1999), January 19, 1999 and February 11, 1999.

     We are also incorporating into this prospectus any documents that we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until we sell all the debt securities. Information contained in the documents that we file later with the SEC will automatically update and supersede the information contained in this prospectus or in the documents listed above. As a result, before you invest in any debt securities, you should read all of the filings that we make with the SEC after March 31, 1999.

     You may request a copy of these SEC filings, at no cost, by writing or calling:

                             William F. Denson, III
                    Senior Vice President-Law and Secretary
                            Vulcan Materials Company
                            1200 Urban Center Drive
                           Birmingham, Alabama 35242
                           Telephone: (205) 298-3000

     You should rely only on the information that we incorporate by reference or provide in this prospectus, any prospectus supplement and any pricing supplement. We have not authorized anyone to give you different information.

               SUMMARY INFORMATION ABOUT VULCAN MATERIALS COMPANY

     We are principally engaged in the production, distribution and sale of construction materials and industrial and specialty chemicals. We are the largest producer of construction aggregates in the United States and are one of the nation's leading producers of chemicals. We have our own operations, and we also operate through subsidiaries. Our principal executive offices are located at 1200 Urban Center Drive, Birmingham, Alabama 35242, and our telephone number is (205) 298-3000. A more detailed description of our business and our subsidiaries is contained in the documents that we have incorporated by reference in this prospectus, which are listed under the heading "Where You Can Find More Information About Us."

                USE OF PROCEEDS FROM THE SALE OF DEBT SECURITIES

     Unless we inform you otherwise in the applicable prospectus supplement, we will use the net proceeds that we receive from the sale of the debt securities for general corporate purposes. General corporate purposes may include:

     - working capital;

     - capital expenditures;

     - acquisitions of, or investments in, businesses and assets;

     - repurchase of our common stock; and

     - redemption or repayment of our indebtedness.

     We have not allocated a specific portion of the net proceeds for any particular use at this time. Until we apply the net proceeds of any sale of debt securities for specific purposes, we may invest the net proceeds of any sale in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ability to generate earnings to pay our fixed charges is shown below. These computations include us and our subsidiaries.

                                                   YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                             1998   1997    1996    1995    1994
                                             ----   ----    ----    ----    ----
Ratio of Earnings to Fixed Charges.........  18.9   17.8    16.0    13.3    7.9

     We have computed our ratio of earnings to fixed charges for each period by dividing earnings by fixed charges for that period. For purposes of these computations, we calculated "earnings" by adding our pre-tax income, our fixed charges and the amount we amortize for capitalized interest, and we then subtracted the credits we take for capitalized interest. We determined "fixed charges" by adding the interest we pay on our indebtedness, one-third of all our rental expenses, and the amount we amortize for debt financing costs. One-third of all our rental expenses is the approximate portion that represents interest.

               FINANCIAL INFORMATION GIVING EFFECT TO STOCK SPLIT

     On February 12, 1999, our board of directors approved an increase in our authorized common stock from 160 million shares to 480 million shares and a three-for-one stock split of our common stock. The stock split became effective on March 10, 1999. We have set forth below financial data related to our common stock, for the time periods set forth below, which is restated to give effect to the stock split. The financial data for the periods set forth below is based on our audited financial statements.

                                                YEAR ENDED DECEMBER 31,
                                       ------------------------------------------
                                        1998     1997     1996     1995     1994
                                       ------   ------   ------   ------   ------
Earnings Per Share:
  Basic..............................  $ 2.54   $ 2.06   $ 1.81   $ 1.56   $ 0.90
  Diluted............................  $ 2.50   $ 2.03   $ 1.79   $ 1.54   $ 0.89
Weighted Avg. Shares Outstanding (in
  millions):
  Basic..............................   100.9    101.5    104.3    106.6    109.3
  Diluted............................   102.2    102.8    105.5    107.8    110.0
Cash Dividends Per Share.............  $ 0.69   $ 0.63   $ 0.56   $ 0.49   $ 0.44

                       DESCRIPTION OF THE DEBT SECURITIES

     We provide information to you about the debt securities in three separate documents that progressively provide more detail:

        1. This Prospectus

           General information that may or may not apply to each series of debt securities.

        2. The Prospectus Supplement

           More specific than the prospectus. To the extent information differs from the prospectus, you should rely on the information in the prospectus supplement.

        3. The Pricing Supplement

           Provides final details about a specific series or tranche of debt securities. To the extent information differs from the prospectus or the prospectus supplement, you should rely on the information in the pricing supplement.

ABOUT THE INDENTURE

     We will issue the debt securities under an indenture dated as of May 1, 1991, between us and Morgan Guaranty Trust Company of New York, as trustee. The Bank of New York is the current trustee under the indenture, replacing Morgan Guaranty.

     We have summarized selected provisions of the indenture below. This summary is not complete. It does not describe some of the exceptions and qualifications contained in the indenture. We urge you to read the indenture because the indenture, rather than the following summary, defines your rights as a holder of debt securities. The indenture is an exhibit to our registration statement No. 333-68895, related to the debt securities, that we filed with the SEC. You can read and copy the indenture at the SEC's public reference room in Washington, D.C. or we will send you a free copy if you write us or call us at the address or phone number listed under "Where You Can Find More Information About Us."

     In the summary that follows, we have included references to article and section numbers of the indenture so that you can easily locate the provisions that we summarized.

BRIEF SUMMARY OF THE INDENTURE

     The debt securities will be our direct and unsecured obligations and will rank equally with all our other unsecured and unsubordinated indebtedness. The indenture does not limit the amount of debt securities that we may issue. (Section 301).

     The indenture permits us to issue debt securities in one or more series. Each series of debt securities may have different terms. The particular terms of any series of debt securities will be established by resolution of our board of directors or by a supplemental indenture relating to that series. (Section 301).

     The prospectus supplement applicable to each series of debt securities will describe the specific terms of the series of debt securities being offered. These terms will include some or all of the following:

     - the title of the series of debt securities;

     - the aggregate principal amount of the debt securities we are offering for sale;

     - the date or dates on which we will pay the principal on the debt securities;

     - the annual rate or rates, (which may be fixed or variable), or the method used to determine the rate or rates, (including any commodity, commodity index or stock exchange index), at which the debt securities will bear interest and the dates from which any interest will accrue;

     - the dates on which any interest will be payable;

     - the currency or currency unit in which the principal of, and the interest or any premium on, the debt securities are payable;

     - the terms and conditions upon which we may, at our option, redeem the debt securities;

     - any obligation we have to redeem or repurchase all or some of the debt securities as required by any sinking fund or another similar provision, at the option of holders of debt securities;

     - the manner in which the amounts of payment of the principal of, or the interest or any premium on, the debt securities will be determined if these amounts are determined by reference to an index, such as a commodity index, stock exchange index or financial index;

     - the portion of the principal amount of the debt securities which is due upon acceleration, if it is less than the total principal amount of the debt securities;

     - any addition to or change in the events of default described in this prospectus or the indenture with respect to any debt securities;

     - any addition to or change in the covenants described in this prospectus or the indenture with respect to any debt securities;

     - whether the debt securities will be issued in the form of one or more global debt securities; and

     - any other terms of the debt securities. (Section 301).

     We may sell debt securities which are due and payable upon acceleration based on an event of default, at a value which is less than their principal amount. These types of debt securities are referred to as original issue discount securities. If we sell them, we will describe in a prospectus supplement the federal income tax and accounting consequences and other special considerations applicable to them.

RESTRICTIVE COVENANTS

     We have agreed to restrict our activities, as summarized below, for the benefit of holders of the debt securities. The restrictive covenants summarized in this section will apply to each series of debt securities unless we tell you otherwise in the applicable prospectus supplement.

     RESTRICTIONS ON SECURED DEBT. We have agreed that we will not, and each of our subsidiaries will not, issue, assume or guarantee any debt secured by a pledge, mortgage or other lien (1) on a principal property owned or leased by us or any subsidiary or (2) on any shares of stock or debt of any subsidiary, unless we secure the debt securities equally and ratably with or prior to the debt secured by the lien. If we secure the debt securities in this manner, we have the option of securing any of our other debt or obligations, or those of any subsidiary, equally and ratably with the debt securities, as long as the other debt or obligations are not subordinate to the debt securities. This covenant has significant exceptions; it does not apply to the following liens:

     - liens on the property, shares of stock or debt of any corporation existing at the time the corporation becomes our subsidiary;

     - liens in favor of us or one of our subsidiaries;

     - liens in favor of U.S. governmental bodies to secure progress, advance or other payments required under any contract or provision of any statute;

     - liens on property, shares of stock or debt, either:

        - existing at the time we acquire the property, stock or debt, including acquisition through merger or consolidation;

        - securing all or part of the cost of acquiring the property, stock or debt or constructing on the property; or

        - securing debt to finance the purchase price of the property, stock or debt or the cost of constructing on the property that were incurred prior to or at the time the property, stock or debt was acquired or within 120 days after we acquire the property, stock or debt or complete construction on the property; and

     - any extension, renewal or replacement of the liens described above if the extension, renewal or replacement is limited to the same property, shares or debt that secured the lien that was extended, except that if the debt secured by a lien is increased as a result of the extension, renewal or replacement, we will be required to include the increase when we compute the amount of debt that is subject to this covenant. (Section 1008).

     In addition, this covenant restricting secured debt does not apply to any debt that either we or any of our subsidiaries issue, assume or guarantee if the total principal amount of the debt, when added to (1) all of the other outstanding debt that this covenant would otherwise restrict, and (2) the total amount of remaining rent, discounted by 10% per year, that we or any subsidiary owes under any lease arising out of a sale and leaseback transaction, is less than or equal to 10% of the combined net tangible assets of us and our subsidiaries. (Section 1008). When we talk about combined net tangible assets, we mean, in general, the aggregate amount of the assets of us and our consolidated subsidiaries after deducting (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, and similar intangible assets. (Section 101).

     When we talk about a principal property, we mean, in general, any facility that we or any subsidiary leases or owns, together with the land on which the facility is built, which is used primarily for manufacturing or processing and which has a gross book value in excess of 1% of the combined net tangible assets of us and our subsidiaries. (Section 101).

     LIMITATION ON SALE AND LEASEBACKS. We have agreed that neither we nor any of our subsidiaries will enter into a sale and leaseback transaction related to a principal property which would take effect more than 120 days after the construction and commencement of full operation of the property, except for temporary leases for a term of not more than three years and except for leases between us and a subsidiary or between our subsidiaries, unless one of the following applies:

     - we or our subsidiary could have incurred debt secured by a lien on the principal property to be leased back in an amount equal to the remaining rent, discounted by 10% per year, for that sale and leaseback transaction, without being required to equally and ratably secure the debt securities as required by the "Restrictions on Secured Debt" covenant described above, or

     - within 120 days after the sale or transfer, we apply to the retirement of our long-term debt, which is debt with a maturity of a year or more, an amount of cash at least equal to (1) the net proceeds of the sale of the principal property sold and leased back under the sale and leaseback arrangement, or (2) the fair market value of the principal property sold and leased back under the arrangement, whichever is greater. (Section
       1009).

CONSOLIDATION, MERGER, SALE OF ASSETS

     We have agreed, for the benefit of the holders of the debt securities, to a covenant restricting our activities in connection with a consolidation, merger or sale of our assets substantially as an entirety. The indenture generally permits us to consolidate with or merge into another entity. It also generally permits us to sell all or substantially all our assets to another entity. We have agreed, however, not to complete a consolidation, merger or sale of our assets as an entirety unless all of the following conditions are met:

     - the remaining or acquiring entity is a corporation, partnership or trust and it assumes all of our obligations under the indenture, including making all principal, interest and any premium payments, when due, on the debt securities and performing our covenants under the indenture;

     - immediately after giving effect to the consolidation, merger or sale, no event of default would occur or be continuing; and

     - if, as a result of the consolidation, merger or sale, our properties or assets would become subject to a mortgage, pledge or other lien that would not be permitted by the indenture, the remaining or acquiring entity will secure the debt securities equally and ratably with or prior to the debt secured by the mortgage, pledge or lien. (Section 801).

     If we complete a consolidation, merger or sale of assets, we will be released from all our liabilities and obligations under the indenture and the debt securities. In addition, the remaining or acquiring corporation will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the remaining or acquiring corporation will be permitted to exercise our rights and powers under the indenture. (Section 802).

EVENTS OF DEFAULT

     Each of the following is an event of default with respect to the debt securities of any series:

     - our failure to pay interest on the debt securities of that series for a period of 30 days after the interest is due;

     - our failure to pay the principal of, or any premium on, the debt securities of that series when the principal or premium is due;

     - our failure to make any sinking fund payment as required by the terms of the debt securities of that series;

     - our failure to perform or breach of any covenant or warranty in the indenture, other than a covenant or warranty we have included solely for the benefit of another series of debt securities for a period of 60 days after (1) we receive written notice from the trustee or (2) we and the trustee receive written notice from at least 10% of the holders of the debt securities of that series, specifying the default or breach and asking us to remedy it;

     - events described in the indenture involving our bankruptcy, insolvency or reorganization; and

     - any other event of default provided for that series of debt securities. (Section 501).

     If an event of default for any series of debt securities occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the debt securities of that series is permitted to require us to immediately pay the principal of, and any interest on, the debt securities of that series. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default may, under the circumstances specified in the indenture, rescind their request to accelerate payment of that series. (Section 502).

     A holder of a debt security of any series may pursue any remedy under the indenture only if all of the following occur:

     - the holder gives the trustee written notice of a continuing event of default for that series;

     - the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to institute proceedings;

     - the holder offers the trustee indemnity reasonably satisfactory to the trustee for any expenses or liabilities that the trustee might incur in pursuing the remedy;

     - the trustee fails to act for a period of 60 days after receiving the notice, request and offer of indemnity described above; and

     - during the 60-day period, the holders of a majority in principal amount of the debt securities do not give the trustee a direction inconsistent with the written request that the trustee institute proceedings. (Section
       507).

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of an overdue payment. (Section 509).

     In most cases, holders of a majority in principal amount of the outstanding debt securities of a series may direct the time, method and place of:

     - conducting any proceeding for any remedy available to the trustee; or

     - exercising any trust or power conferred on the trustee with respect to that series. (Section 512).

     The indenture requires us to file each year with the trustee a statement specifying whether or not we are in default of any of our covenants or obligations under the indenture. (Section 1004).

AMENDMENT, SUPPLEMENTATION AND WAIVER OF INDENTURE TERMS

     As a general rule, we may amend or supplement the indenture if the holders of 66 2/3% in principal amount of the debt securities of all series affected by the amendment or supplement, acting as one class, consent to it. This general rule does not apply if the amendment or supplement would do any of the following, which require the consent of the holders of 100% of the debt securities affected:

     - change the stated maturity of any debt security;

     - change the time for payment of interest on any debt security;

     - reduce the rate of interest on any debt security;

     - reduce the principal amount of any debt security;

     - reduce the premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

     - make payments on the debt securities payable in currency other than as originally stated in the debt securities;

     - impair the holder's right to sue to enforce any payment on the debt security after the payment is due;

     - waive a continuing default or event of default regarding any payment of principal, interest or any premium on the debt securities; or

     - reduce the percentage in principal amount of debt securities whose holders must consent to an amendment or supplement to the indenture or a waiver of its provisions. (Sections 513 and 902).

     We may amend or supplement the indenture or waive any provision of it without the consent of any holders of debt securities:

     - to cure any ambiguity, omission, defect or inconsistency;

     - to provide for the assumption of our obligations under the indenture by a successor upon any merger or consolidation or the sale of substantially all our assets;

     - to add covenants that would benefit the holders of any debt securities;
       or

     - to make any change that does not adversely affect any outstanding debt securities of any series in any material respect.

     The holders of 66 2/3% in principal amount of debt securities of any series may waive, as to that series, the requirement that we comply with the covenants in the indenture summarized above under "Restrictions on Secured Debt" and "Limitations on Sales and Leasebacks." (Section 1010). The holders of a majority in principal amount of the debt securities of any series may waive any other past default under the indenture with respect to that series, except for the following defaults which cannot be waived without the consent of 100% of the holders of debt securities of that series:

     - a default in the payment of the principal of or any premium or interest on debt securities of that series; and

     - a default under any covenant or provision of the indenture which cannot be modified or amended without the consent of 100% of the holders of the debt securities of that series. (Section 513).

DISCHARGE OF OUR OBLIGATIONS THROUGH DEFEASANCE

     If we irrevocably deposit with the trustee money or government securities in an amount sufficient to pay the principal and interest, and any premium or sinking fund payments, on the debt securities of a series on the scheduled due dates for these payments, then, at our option, either of the following will occur:

     - we will be discharged from substantially all of our obligations with respect to debt securities of that series and will be deemed to have paid the entire indebtedness represented by the debt securities. This is generally referred to as "legal defeasance."

                                       or

     - we will no longer have any obligation to comply with the restrictive covenants in the indenture summarized above under "Restrictions on Secured Debt," "Limitations on Sale and Leasebacks" and "Consolidation, Merger, Conveyance, Transfer or Lease," in which case any failure on our part to comply with these covenants will not constitute an event of default under the indenture. This is generally referred to as "covenant defeasance."

     If we discharge our obligations under a series of debt securities in either way, we will still be obligated to register the transfer or exchange of debt securities; replace stolen, lost or mutilated debt securities; and maintain paying agencies for the holders of the debt securities of the series affected. The rights of the holders of debt securities of that series to receive principal, interest, and any premium payments will also survive the discharge, except that the holders will have the right to receive payments solely from the trust fund created by our deposit of money or government securities.

     In order for us to exercise either legal defeasance or covenant defeasance, we need to meet all of the following conditions:

     - on the date we deposit the money or government securities with the trustee, no event of default with respect to the debt securities of the series discharged would occur or be continuing;

     - the defeasance will not result in a breach or violation of, or a default under, the indenture or any other agreement or instrument to which we are a party; and

     - we will be required to deliver to the trustee a legal opinion stating that the holders of the debt securities affected will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance.

     The legal opinion must also state that the holders will be subject to federal income tax in the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service to that effect. (Sections 1302, 1303, 1304).

     In addition, if all the debt securities of a series are due and payable within one year or are to be called for redemption within one year, we can be discharged from all our obligations with respect to the debt securities of that series if we irrevocably deposit with the trustee money in an amount sufficient to pay the entire principal amount of the debt securities at maturity or on redemption. (Section 401).

     If we exercise our option to effect a covenant defeasance with respect to the debt securities of any series and at a later date those debt securities are declared due and payable on an accelerated basis because an event of default occurred regarding a covenant other than the covenants defeased, there may be a shortfall in the amount we owe. If we elect covenant defeasance and payment on the debt securities is accelerated, the amount of money and securities we deposited with the trustee as defeasance related payments may not be sufficient to pay amounts due on the debt securities at the time of their acceleration, even though they would be sufficient to pay amounts due on the debt securities at the time of their stated maturity. In this event, we would remain liable for the payments due upon acceleration.

GOVERNING LAW

     New York law will govern the indenture and the debt securities. (Section
112).

REGARDING THE TRUSTEE

     The trustee is not obligated to exercise its powers under the indenture at the request of any holders of debt securities unless the holders have offered to the trustee reasonably satisfactory indemnity or security against expenses or liabilities which the trustee might incur in complying with the request of the holders. (Section 603).

     The current trustee, the Bank of New York, provides us with a variety of commercial banking services in the ordinary course of business, including providing demand deposit and custody accounts and providing related cash management services.

FORM, EXCHANGE, REGISTRATION AND TRANSFER OF DEBT SECURITIES

     We will issue the debt securities in registered form, without coupons. We will issue the debt securities in one of the following forms:

     - in the form of certificates in definitive form, in denominations of $1,000 and multiples of $1,000, registered in the name of the holders of the debt securities. (Section 302); or

     - in the form of one or more global notes registered in the name of the Depositary Trust Company, New York, New York, or its nominee. If we issue debt securities in the form of a global note, DTC will place the debt securities in book-entry form.

When we issue a series of debt securities, we will let you know in the prospectus supplement for the series the form that the debt securities will take.

     CERTIFICATED DEBT SECURITIES. You may transfer or exchange certificated debt securities at any office we maintain for this purpose. We will not charge a service charge to register the transfer or exchange of debt securities. We may, however, require you to pay any tax or other governmental charge required in connection with the registration. (Section 305). Unless we inform you otherwise in a prospectus supplement, we will make payments on certificated debt securities at the office of the trustee. We will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for interest payment. You may effect the transfer of certificated debt securities only by surrendering the certificate representing those certificated debt securities and having us or the trustee reissue the certificate or issue a new certificate to the new holder.

     If we call any debt securities for redemption, neither the security registrar nor the transfer agent will be required to register the transfer or exchange of any debt security either:

          (1) during a period beginning 15 days prior to the mailing of the relevant notice of redemption and ending at the close of business on the day of mailing of the notice, or

          (2) after the notice of redemption is mailed, except that if a debt security is being redeemed in part, we will register the transfer and exchange of the unredeemed portion of the debt security. (Section 305).

     GLOBAL DEBT SECURITIES AND THE BOOK-ENTRY SYSTEM. If we issue debt securities in the form of one or more global notes, each global note will be registered in the name of, and deposited with, DTC or its nominee. DTC was created to hold securities deposited by its participating organizations, such as brokers or underwriters, so that its participants could clear and settle securities transactions between each other though electronic computerized book-entry changes in their accounts rather than by physically exchanging securities certificates. This book-entry system eliminates the need to physically transfer certificates to register transfers, pledges or other transactions. Participants in DTC include securities brokers and dealers (including any underwriters of the debt securities), banks, trust companies, and clearing corporations. Non-participants, such as securities brokers and dealers, banks and trust companies, can beneficially own securities held by DTC only though a participant. The rules that apply to DTC and its participants are on file with the SEC.

     If we issue a global note to DTC, we will not issue certificates to each holder. Instead, DTC will keep a computerized record of its participants whose clients have purchased beneficial ownership of the debt securities represented by the global note. Likewise, DTC's participants will keep a record of their clients. When we issue a global note, DTC will credit the computerized accounts of its participants with the respective portion of the principal amount of the global note that each participant beneficially owns. The underwriters, dealers or agents distributing the debt securities will designate which accounts to credit. DTC's computerized records will show beneficial ownership of a global note by participants, and the computerized records of participants will show beneficial ownership of a global note by persons who beneficially own debt securities through participants.

     So long as DTC or its nominee is the registered owner of a global note, we will consider DTC or its nominee to be the sole owner or holder of the debt securities represented by the global note for all purposes under the indenture. As a result, except as set forth below, owners of beneficial interests in a global note:

     - will not be entitled to have the debt securities represented by the global note registered in their names;

     - will not receive or be entitled to receive physical delivery of a certificate in definitive form representing the debt securities; and

     - will not be considered the owners or holders of the debt securities under the indenture.

As a result, any participant with DTC which owns a beneficial interest in a global note will be dependent on DTC's procedures, and any person who is not a participant with DTC will be dependent on its participant's procedures, to exercise any of the rights of a holder of debt securities under the indenture.

     We understand, however, that under DTC's usual practice, neither DTC nor its nominee will consent or vote with respect to the debt securities. Instead, when a vote or consent is required, DTC mails a proxy to the issuer as soon as possible after the record date for the vote or consent. The proxy assigns DTC's or its nominee's consenting or voting right to those participants of DTC who beneficially own the debt securities, as shown on the accounts of DTC as of the record date. The Company is permitted under the indenture to give effect to these proxies. (Section 308).

     We will wire principal and interest payments to DTC or its nominee. We and the trustee will treat DTC or its nominee as the owner of the global notes for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes. Consistent with DTC's current practice, we expect that immediately after DTC receives a principal, interest or premium payment from us, DTC will credit participants' accounts with payments in amounts proportionate to their respective holdings of beneficial interests in the global notes as shown on DTC's records. However, making sure that payments are passed-through to beneficial owners of a global note will be the sole responsibility of the participants and not of DTC, the trustee or us.

     DTC is owned by a number of its participants and by the New York Stock Exchange, the American Stock Exchange, and the National Association of Securities Dealers, Inc. DTC has informed us that it is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the United States Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act.

     We will provide certificated notes in definitive form in exchange for a global note only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary;

     - DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - we determine not to require all of the debt securities of a series to be represented by a global note.

If we issue debt securities in definitive form in exchange for a global security, an owner of a beneficial interest in the global security will be entitled to have debt securities equal in principal amount to the beneficial interest registered in its name and will be entitled to physical delivery of its debt securities in definitive form. (Section 305).

                      DISTRIBUTION OF THE DEBT SECURITIES

     We may sell debt securities through agents, underwriters or dealers, or directly to one or more purchasers.

AGENTS

     We may sell debt securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of debt securities and will list commissions payable by us to these agents in the applicable prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

UNDERWRITERS

     If we use underwriters for a sale of debt securities, the underwriters will acquire the debt securities for their own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters will be obligated to purchase all of the debt securities of the series offered if any of the debt securities of that series are purchased. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of debt securities for whom they may act as agent. Underwriters may sell debt securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We will identify any underwriters or dealers involved in the offer or sale of debt securities and describe their compensation in the applicable prospectus supplement.

DELAYED DELIVERY

     We may authorize underwriters, dealers or agents to solicit offers by institutions to purchase debt securities from us at the public offering price stated in the applicable prospectus supplement under delayed delivery contracts providing for the payment and delivery on a specified date in the future. If we sell debt securities under these delayed delivery contracts, the applicable prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

DIRECT SALES

     We may sell debt securities directly to one or more purchasers. In this case, we will not engage underwriters or agents in the offer and sale of debt securities.

INDEMNIFICATION OF, AND ORDINARY TRANSACTIONS WITH,
UNDERWRITERS, DEALERS AND AGENTS

     We may have agreements with the underwriters, dealers or agents who participate in the distribution of debt securities to indemnify them against some types of liabilities, including liabilities under the Securities Act, and to contribute to payments which these underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.

NO ASSURANCE OF LIQUID MARKET

     Each series of debt securities will be a new issue of securities with no established trading market. We cannot assure you that there will be liquidity in the trading market for any debt securities we issue.

STABILIZATION AND PENALTY BIDS

     Until the distribution of the debt securities is completed, rules of the SEC may limit the ability of underwriters and some selling group members to bid for and purchase the debt securities. As an exception to these rules, underwriters are permitted to engage in transactions that stabilize the price of the debt securities. These transactions include bids or purchases for the purpose of pegging, fixing or maintaining the price of the debt securities.

     If any underwriters create a short position in the debt securities in connection with an offering, i.e., if they sell more debt securities than are set forth in the cover page of the applicable prospectus supplement, the underwriters may reduce that short position by purchasing debt securities in the open market.

     Underwriters may also impose a penalty bid on some of the selling group members. This means that if the underwriters purchase debt securities in the open market to reduce the underwriters' short position or to stabilize the price of the debt securities, they may reclaim the amount of the selling concession from the selling group members who sold those debt securities as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the market if these purchases did not occur. The imposition of a penalty bid might also have an effect on the price of the debt securities to the extent that it discourages resales of the debt securities.

     Neither we nor the underwriters are making any representations or predictions regarding the direction or size of any effect that the transactions described above may have on the price of the debt securities. The underwriters are not required to engage in any of the transactions described above, and if the underwriters engage in any of these market-making activities, they may discontinue them at any time without notice.

                  LEGAL OPINION REGARDING THE DEBT SECURITIES

     William F. Denson, III, our Senior Vice President-Law and Secretary, will issue a legal opinion on our behalf about the validity of the debt securities offered by this prospectus. As of February 28, 1999, after giving effect to our 3-for-1 stock split which was effected on March 10, 1999, Mr. Denson beneficially owned 24,003 shares of our common stock, held awards of 10,890 shares of our common stock under a long-range performance share plan, held stock options for the purchase of 77,775 shares of our common stock under a long-term incentive plan, and held 31,905 shares of our common stock under a thrift plan for salaried employees. Covington & Burling, Washington, DC, advises us, and Alston & Bird LLP, Atlanta, Georgia, advises the underwriters and agents, with regard to various matters related to the debt securities and this prospectus. Alston & Bird LLP also acts as our counsel from time to time in various matters.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated in this prospectus by reference, and have been so incorporated in reliance upon the reports of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of CalMat Co. and subsidiaries as of December 31, 1998, and 1997 and for each of the three years in the period ended December 31, 1998, incorporated in this prospectus by reference from our current report on Form 8-K/A dated January 6, 1999 and filed March 19, 1999, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

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----------------------------------------------------------

      No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the date of this prospectus supplement.

                             ----------------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                         Page
                                         ----
About This Prospectus Supplement.......   S-1
Summary Information About Vulcan
  Materials Company and Subsidiaries...   S-1
Use of Proceeds........................   S-4
Ratio Of Earnings To Fixed Charges.....   S-4
Capitalization.........................   S-5
Selected Historical and Pro Forma
  Consolidated Financial Data..........   S-6
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   S-8
Description of the Notes...............  S-12
Underwriting...........................  S-14
Legal Opinion Regarding the Notes......  S-15
Experts................................  S-15
Cautionary Note Regarding Forward-
  Looking Statements...................  S-15

                 Prospectus

Information About This Prospectus......     i
Where You Can Find More Information
  About Us.............................     i
Summary Information About Vulcan
  Materials Company....................     1
Use of Proceeds from the Sale of Debt
  Securities...........................     1
Ratio of Earnings to Fixed Charges.....     1
Financial Information Giving Effect to
  Stock Split..........................     2
Description of the Debt Securities.....     2
Distribution of the Debt Securities....    13
Legal Opinion Regarding the Debt
  Securities...........................    15
Experts................................    16

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                               $
                            VULCAN MATERIALS COMPANY
                           $              % Notes due
                           $              % Notes due

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                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                           MORGAN STANLEY DEAN WITTER

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